FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number: 001-09531

Telefonica, S.A.

(Translation of registrant's name into English)

Gran Via, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefonica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Acquisition of 2.99% of the equity of China Netcom Group Corporation Limited (CNC)	3

Telefonica S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefonica, S.A. has acquired 2.99% of the equity of the Chinese telecommunications company, China Netcom Group Corporation (Hong Kong) Limited (CNC), at a price of 11.45 Hong Kong Dollars per share, which is the quoted share price at June 27th 2005, and which, at current exchange rates, represents a total amount of 240 million euros. Telefonica intends to reach up to 5% stake in CNC and will have the right to appoint one representative to the Board of Directors.

Upon acquisition of this stake Telefonica and CNC will start discussing and will seek a framework for strategic cooperation that could include, among others, the areas of joint purchasing of technology and infrastructure, the exchange and sharing of managerial, technical and operational expertise and resources; co-operation and sharing in areas of business development, network operations, customer acquisition and management, technology implementation, sales, marketing and branding; technology transfers in key areas of fixed line, internet, mobile voice communications, wireless data services and other related services and joint research and development by the Parties of key technologies, infrastructure, applications and solutions required for the provision of advanced telecommunications services.

Madrid, June 30th, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefonica, S.A.
Date:	June 30th, 2005	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors